Exhibit 99.1

Seanergy Maritime Reports First Quarter 2026 Financial Results

Declares $0.20 Per Share Cash Dividend – 18th Consecutive Quarterly Distribution

Adds Capesize Newbuilding for 2027 - Fleet Renewal Program Expands to $460 Million Across Six Modern Eco-Design Capesizes/Newcastlemax

Highlights
(in million USD, except EPS and TCE)	Q1 2026	Q1 2025	YoY Growth (%)
Net Revenues	$42.9	$24.2	+77%
Net income / (loss)	$9.7	$(6.8)
Adjusted net income / (loss)[1]	$13.4	$(5.5)
EBITDA[1]	$23.6	$6.6	+258%
Adjusted EBITDA[1]	$28.1	$8.0	+251%

Fleet TCE[2]	$24,219	$13,403	+81%

Earnings / (loss) per share Basic & Diluted	$0.45	$(0.34)
Adjusted earnings / (loss) per share Basic & Diluted[1]	$0.63	$(0.27)

Highlights and Developments:

Financial performance & Shareholder Returns

■	EPS of $0.45 and Net income of $9.7 million
■	Adjusted EPS of $0.63 and Adjusted EBITDA of $28.1 million, up 251% year-over-year, reflecting the earnings power of Seanergy's pure-play Capesize platform
■	18th consecutive quarterly cash dividend of $0.20 per share; cumulative distributions of $2.84 per share (~$55.6 million) since program inception

1   Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2   Time Charter Equivalent (“TCE”) rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Fleet renewal program: $460 Million Program - Six Modern Eco-Design Vessels

■
Contracted six scrubber-fitted newbuildings at leading Japanese and Chinese shipyards: five 181,500 dwt Capesizes (four delivering Q2–Q4 2027, one Q1 2029) and one 211,000 dwt Newcastlemax (Q2 2028) — securing delivery slots that are increasingly scarce globally

■	Agreed the sale of a 2010-built Capesize vessel for $29.5 million, expected to generate approximately $13.4 million in net liquidity

Financings

■	Approximately $237 million in new debt financings across the newbuilding program, financing for four vessels already agreed at attractive terms

Commercial data

■	Q1 2026 fleet TCE of $24,219 per day, a 6% premium over the BCI-180 average
■	Q2 2026 TCE Guidance: Approximately $31,430 per day[3]

May 28, 2026 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), a leading pure-play Capesize owner and operator, today reported its financial results for the first quarter of 2026, and announced a quarterly cash dividend of $0.20 per common share. This represents Seanergy’s 18th consecutive quarterly dividend under its capital return policy, underscoring the Company’s commitment to disciplined capital allocation and consistent shareholder returns.

For the quarter ended March 31, 2026, the Company generated Net Revenues of $42.9 million, compared to $24.2 million in the first quarter of 2025. Net Income and Adjusted Net Income for the quarter were $9.7 million and $13.4 million, respectively, compared to Net Loss of $6.8 million and Adjusted Net Loss of $5.5 million in the first quarter of 2025. EBITDA and Adjusted EBITDA for the quarter were $23.6 million and $28.1 million, respectively, compared to $6.6 million and $8.0 million, respectively, for the same period of 2025. The fleet achieved a daily Time Charter Equivalent (“TCE”) of $24,219 for the first quarter of 2026, representing a 6% premium over the average Baltic Capesize Index - 180 (“BCI-180”) of $22,902 for the same period.

Cash and cash-equivalents and restricted cash, as of March 31, 2026, stood at $68.8 million. Stockholders’ equity at the end of the first quarter was $289.3 million. Long-term debt (senior loans and other financial liabilities) net of deferred charges stood at $319.7 million, while the book value of the fleet was $530.5 million, including instalments paid for vessels under construction.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Seanergy delivered a very strong first quarter, with Adjusted EPS of $0.63 and Adjusted EBITDA of $28.1 million, up 251% year-over-year, demonstrating the earnings power of our pure-play Capesize platform, despite the seasonally weakest period of the year. Reflecting on this performance and our disciplined capital return policy, we are pleased to declare our 18th consecutive quarterly cash dividend of $0.20 per share, bringing cumulative distributions to $2.84 per share since program inception.

“We have meaningfully advanced our fleet renewal program, contracting three additional newbuilding vessels at leading shipyards in China and Japan, and agreeing to sell one of our older Capesize vessels at firm secondhand pricing. Since launch, the program now comprises six modern eco-design newbuildings and three older vessel disposals, a significant upgrade to fleet quality, efficiency and long-term earnings capacity. To date, Seanergy has advanced approximately $69 million from internal funds toward our newbuilding program, while financing for four vessels has already been agreed at attractive terms.

“Our newbuilding strategy combines disciplined growth with risk management. Based on advanced discussions with leading charterers, we expect these vessels to secure multi-year time charters with downside protection above cash breakeven, complemented by profit-sharing mechanisms preserving meaningful upside exposure. The combination of attractive early delivery dates in a tight global newbuilding market, competitive financing, and selective disposals represents capital allocation positioned to deliver compelling long-term returns.

“On the commercial front, our consistent index-linked employment strategy enabled fleet outperformance of the BCI-180, while disciplined use of the conversion options from floating to fixed time charter rates, allows Seanergy to capture market upside, while limiting our downside risk where possible. During the strong first quarter Capesize market, our fleet outperformed the BCI-180, while for the second quarter we expect to achieve a daily TCE of about $31,4303. From the second quarter onward, approximately 45% of our available days are fixed at an average rate exceeding $29,000 per day providing meaningful earnings visibility, while preserving substantial exposure to market upside.

3   Blended Q2 TCE estimated on approx. 83% of Q2 available days already fixed and FFA rates as of May 26, 2026.

“The Capesize market has started 2026 on a strong footing, supported by resilient Chinese iron ore demand, continued growth in bauxite trades, rising West African iron ore exports, and healthy coal volumes. The energy security issues raised by the Middle East crisis and the expectations of strong El Nino weather pattern are expected to further support ton mile demand for the rest of the year. At the same time, effective fleet supply remains constrained due to limited new deliveries, slower sailing speeds, and an aging Capesize fleet. While macroeconomic and geopolitical uncertainties remain, we remain encouraged by the underlying strength in ton-mile demand and the medium-term supply backdrop.

“With a modernizing fleet, disciplined risk management and a clear capital allocation strategy, we believe Seanergy is optimally positioned to continue creating value for shareholders heading into a structurally supportive 2027-2029 market window.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	No	09/2026	03/2027	Cargill
Meiship	207,851	2013	Imabari	-	T/C Index Linked	Yes	01/2028	06/2028	Glencore
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	01/2027	03/2027	Glencore
Paroship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	07/2027	12/2027	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	11/2026	03/2027	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	07/2026	09/2026	MOL
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2027	07/2027	K Line
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	04/2027	08/2027	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	03/2028	06/2028	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2027	08/2027	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	01/2027	05/2027	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	12/2026	04/2027	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2027	03/2027	Glencore
Blueship	178,459	2011	Mitsui SB	-	T/C Index Linked	Yes	06/2026	11/2026	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	10/2026	03/2027	Glencore
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	10/2027	02/2028	Cargill
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Squireship[3]	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Total / Average age	3,452,408	14.8 years	-	-	-	-	-	-	-
Vessels under construction
NB Vessel	181,000	2027	Hengli	Yes	-	-	-	-	-
NB Vessel	181,500	2027	Hengli	Yes	-	-	-	-	-
NB Vessel	181,500	2027	Hengli	Yes	-	-	-	-	-
NB Vessel	181,500	2027	Imabari	Yes	-	-	-	-	-
NB Vessel	211,000	2028	Hantong	Yes	-	-	-	-	-
NB Vessel	181,500	2029	Imabari	Yes	-	-	-	-	-
Bareboat charter out
Dukeship	181,453	2010	Sasebo	-	Bareboat	-	08/2027	09/2027	United

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

(3)	The vessel will be delivered to her new owners in June 2026.

Fleet Data:

(U.S. Dollars in thousands)
	Q1 2026	Q1 2025
Ownership days (1)	1,753	1,778
Operating days (2)	1,696	1,713
Fleet utilization (3)	96.7%	96.3%
TCE rate (4)	$24,219	$13,403
Daily Vessel Operating Expenses (5)	$7,181	$6,629

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations. The Company’s calculation of fleet utilization may not be comparable to that reported by other companies.

(4)
TCE rate is defined as the Company’s net vessel revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2026	Q1 2025
Vessel revenue, net	42,446	23,676
Less: Voyage expenses	1,370	716
Time charter equivalent revenues	41,076	22,960
Operating days	1,696	1,713
TCE rate	$24,219	$13,403

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2026	Q1 2025
Vessel operating expenses	12,588	12,544
Less: Pre-delivery expenses	-	757
Vessel operating expenses before pre-delivery expenses	12,588	11,787
Ownership days	1,753	1,778
Daily Vessel Operating Expenses	$7,181	$6,629

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q1 2026	Q1 2025
Net income / (loss)	9,651	(6,829)
Interest and finance cost, net	4,327	5,094
Depreciation and amortization	9,602	8,325
EBITDA	23,580	6,590
Stock based compensation	2,582	1,539
Loss on extinguishment of debt	1,784	28
Loss on forward freight agreements, net	25	18
Loss / (gain) on FX derivatives	133	(180)
Adjusted EBITDA	28,104	7,995

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and loss / (gain) on FX derivatives (“Other, net” in statement of operations), which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings / (Loss) Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q1 2026	Q1 2025
Net income / (loss)	9,651	(6,829)
Stock based compensation	2,582	1,539
Loss on extinguishment of debt (non-cash)	1,053	18
Loss / (gain) on FX derivatives	133	(180)
Adjusted net income / (loss)	13,419	(5,452)
Dividends to non-vested participating securities	(68)	(34)
Undistributed earnings to non-vested participating securities	(85)	-
Adjusted net income / (loss) – common shareholders	13,266	(5,486)
Adjusted earnings / (loss) per common share, basic and diluted	0.63	(0.27)
Weighted average number of common shares outstanding, basic and diluted	20,930,586	20,156,636

To derive Adjusted Earnings / (loss) Per Share, a non-GAAP financial measure, from Net Income / (loss), we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income / (loss) and Adjusted Earnings / (loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation, loss / (gain) on FX derivatives and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business  than with GAAP measures alone. Our method of computing Adjusted Net Income / (loss) and Adjusted Earnings / (loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Second Quarter 2026 TCE Rate Guidance:

As of the date hereof, approximately 83% of the Company fleet’s expected operating days in the second quarter of 2026 have been fixed at an estimated TCE rate of approximately $29,725. Assuming that for the remaining operating days of our index-linked time charters, the BCI-180 rate will be equal to $39,611 (based on the FFA curve as of May 26, 2026), our estimated TCE rate for the second quarter of 2026 will be approximately $31,4304. The following table provides the breakdown of index-linked charters and fixed-rate charters in the second quarter of 2026:

	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	819	$27,622
TCE – index-linked	873	$35,005
Total / Average	1,692	$31,430

First Quarter and Recent Developments:

Dividend Distribution for Q4 2025 and Declaration of Q1 2026 Dividend

On April 10, 2026, the Company paid a quarterly cash dividend of $0.20 per common share for the fourth quarter of 2025 to all shareholders of record as of March 27, 2026.

The Company has declared a quarterly cash dividend of $0.20 per common share for the first quarter of 2026 payable on or about July 10, 2026, to all shareholders of record as of June 29, 2026.

4   This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates, or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the BCI 5TC 180 rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to $39,611 (based on the FFA curve as of May 26, 2026). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Fleet Updates

Newbuilding Contract for a Capesize Vessel at Imabari Shipbuilding

In February 2026, the Company entered into an agreement with an unaffiliated third party for the acquisition of a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel, to be built in Imabari Shipbuilding Co., Ltd., with delivery expected between the second and the third quarter of 2027.

The new vessel will be built incorporating the latest technological advancements and eco-friendly design features, resulting in enhanced fuel efficiency and reduced emissions in line with the Company’s ongoing fleet renewal and decarbonization strategy.

Newbuilding Contract through Bareboat Charter for a Capesize Vessel at Imabari Shipbuilding

In February 2026, the Company entered into a ten-year bareboat charter agreement with an unaffiliated third party for a Japanese newbuilding 181,500 dwt scrubber-fitted Capesize vessel, to be built in Imabari Shipbuilding Co., Ltd., with delivery expected in the first quarter of 2029. Following the fifth anniversary of the bareboat charter, the Company will have continuous options to purchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement.

The new vessel will be built incorporating the latest technological advancements and eco-friendly design features, resulting in enhanced fuel efficiency and reduced emissions in line with the Company’s ongoing fleet renewal and decarbonization strategy.

Newbuilding Contract for a Third Capesize Vessel at Hengli Shipyard

In April 2026, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,500 dwt scrubber-fitted newbuilding Capesize vessel. The contract price is approximately $77.9 million, with delivery expected in the fourth quarter of 2027. The purchase price will be paid in five installments, linked to the vessel’s construction milestones, with 45% of the purchase price payable over the next 13 months and the remaining 55% upon delivery of the vessel.

The new vessel will be built incorporating the latest technological advancements and eco-friendly design features, resulting in enhanced fuel efficiency and reduced emissions in line with the Company’s ongoing fleet renewal and decarbonization strategy.

To date, the Company has already paid $68.6 million for its newbuilding program while maintaining a strong liquidity position.

Sale of M/V Squireship

In March 2026, the Company agreed main terms to sell the M/V Squireship to United Maritime Corporation (“United”), a related party, for an aggregate purchase price of $29.5 million. The sale is subject to entering into final documentation between the parties, with delivery expected in June 2026. A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement.

The transaction is expected to generate net cash proceeds of approximately $13.4 million, supporting the Company’s ongoing newbuilding program, while reducing Seanergy’s average fleet age. The vessel sale is expected to result in an accounting profit of around $4.7 million, which will be recorded in Seanergy’s second quarter financial results. The transaction allows the Company to monetize the M/V Squireship at an attractive market valuation. Following delivery, Seanergy will continue to provide technical and commercial management services to the vessel, facilitating the continuation of the vessel’s existing commercial employment.

Commercial Updates

M/V Iconship – New T/C agreement

In March 2026, the M/V Iconship commenced a new T/C agreement with Kawasaki Kisen Kaisha, Ltd. (“K Line”) for a period of about 12 to about 15 months. The daily hire is based on the 5 T/C routes of the BCI, with an option for the Company to fix the rate for 1 to 12 months based on the prevailing Capesize FFA curve.

M/V Meiship – New T/C agreement

In May 2026, the M/V Meiship commenced a new T/C agreement with Glencore Freight Pte. Ltd (“Glencore”) for a period of about 20 to about 24 months. The daily hire is based on the 5 T/C routes of the BCI, with an option for the Company to fix the rate for 1 to 9 months based on the prevailing Capesize FFA curve.

M/V Honorship – Time charter extension

In May 2026, the charterer of the M/V Honorship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence in October 2026, for a duration of minimum 17 to about 20 months. The daily hire is based on the 5 T/C routes of the BCI along with a fixed daily premium.

Financing Updates

M/V Lordship & Newbuilding Capesize vessel – Huarong Sale and Leaseback agreements

In May 2026, the Company agreed to enter into a $60.5 million sale and leaseback agreement with an entity affiliated with China Huarong Financial Leasing Co., Ltd. (“Huarong”) to partially finance the acquisition of one of the newbuilding Capesize vessels being built at Hengli shipyard, which will also provide pre-delivery financing for certain installments under the shipbuilding contract. Upon delivery, the vessel will be sold and chartered back to the Company for a period of 7 years. The Company will have continuous purchase options at predetermined prices, commencing one year after the charter commencement date and a purchase obligation at the expiry date. The charterhire principal will amortize in 28 quarterly installments of $0.7 million along with a purchase obligation of $42.0 million at the expiry of the bareboat charter. The financing will bear interest at a rate of 3-month Term SOFR plus 1.80% per annum, while pre-delivery financing amounts will accrue interest, payable quarterly in arrears. The sale and leaseback agreement will not include any financial covenants or security value maintenance provisions, and is subject to entering into final documentation.

In addition, in May 2026, the Company agreed to enter into a $21.5 million sale and leaseback agreement for the M/V Lordship with an entity affiliated with Huarong to refinance the outstanding indebtedness of the vessel under the sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. The agreement will become effective upon the delivery of the M/V Lordship to the new lessor which is expected in July 2026. The Company will sell and charter back the vessel on a bareboat basis for a period of 6 years and will have continuous options to repurchase the vessel at predetermined prices, commencing one year after the charter commencement date and a purchase obligation at the expiry date. The charterhire principal will amortize in 24 quarterly installments of $0.7 million along with a purchase obligation of $5.3 million at the expiry of the bareboat charter. The financing will bear an interest rate of 3-month Term SOFR plus 1.90% per annum, 110 bps lower than the rate of the existing agreement. The sale and leaseback agreement will not include any financial covenants or security value maintenance provisions, and is subject to entering into final documentation.

M/V Dukeship – Alpha Bank Loan Facility

In May 2026, the Company agreed to enter into an agreement with Alpha Bank S.A. to i) extend the maturity of the existing facility by 18 months, aligning the facility tenor with the duration of the current bareboat charter agreement with United (ii) provide an additional $2.0 million top-up amount, and (iii) reduce the applicable interest margin from 2.40% to 1.90%, effective from June 2026 onwards.

Conference Call:

The Company’s management will host a conference call to discuss financial results on May 28, 2026, at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call available through the Company’s website. To listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2026	December 31, 2025*
ASSETS
Cash and cash equivalents and restricted cash	68,802	62,653
Vessels, net, vessels under construction and sales type leases	530,538	506,660
Other assets	40,642	37,266
TOTAL ASSETS	639,982	606,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities, net of deferred finance costs	319,716	290,160
Other liabilities	30,984	35,036
Stockholders’ equity	289,282	281,383
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	639,982	606,579

* Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2026	2025
Vessel revenue, net	42,446	23,676
Fees from related parties	407	530
Revenue, net	42,853	24,206
Expenses:
Voyage expenses	(1,370)	(716)
Vessel operating expenses	(12,588)	(12,544)
Management fees	(279)	(251)
General and administrative expenses	(7,266)	(4,056)
Depreciation and amortization	(9,602)	(8,325)
Gain on sales type leases	4,101	-
Loss on forward freight agreements, net	(25)	(18)
Operating income / (loss)	15,824	(1,704)
Other income / (expenses):
Interest and finance costs	(4,880)	(5,243)
Interest and other income	472	165
Interest and other income – related party	98	-
Loss on extinguishment of debt	(1,784)	(28)
Other, net	(79)	(19)
Total other expenses, net:	(6,173)	(5,125)
Net income / (loss)	9,651	(6,829)
Net income / (loss) attributable to common shareholders	9,498	(6,863)

Net income / (loss) per common share, basic and diluted	0.45	(0.34)
Weighted average number of common shares outstanding, basic and diluted	20,930,586	20,156,636

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2026	2025
Net cash provided by operating activities	12,966	5,632

Vessels acquisitions and improvements	(1,165)	(33,666)
Vessels under construction	(31,439)	-
Finance lease prepayments and other initial direct costs	-	(8,150)
Due from related parties	105	76
Net cash used in investing activities	(32,499)	(41,740)

Proceeds from long-term debt and other financial liabilities	98,950	88,060
Repayments of long-term debt and other financial liabilities	(68,904)	(49,479)
Payments of financing and stock issuance costs	(2,623)	(719)
Payments of finance lease liabilities	-	(473)
Proceeds from other non-current liabilities	1,004	-
Dividends payments	(2,745)	(5,297)
Net cash provided by financing activities	25,682	32,092

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest, net of capitalized interest	2,542	5,508

Noncash investing activities
Vessels’ improvements	664	457
Vessels under construction	106	-
Right-of use assets and initial direct costs	-	23,747

Noncash financing activities
Dividends declared but not paid	4,334	2,090
Financing and stock issuance costs	261	595

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company owns or finance leases 20 vessels (2 Newcastlemax and 18 Capesize) with an average age of approximately 14.9 years and an aggregate cargo carrying capacity of 3,633,861 dwt. Upon the sale of the M/Vs Squireship and Dukeship and the delivery of the six newbuilding vessels, the Company will own or finance lease 24 vessels (3 Newcastlemax and 21 Capesize), with an aggregate cargo carrying capacity of approximately 4,400,390 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Israel and Iran, the  U.S. and Venezuela, China and Taiwan and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com